UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*

                          HCC Insurance Holdings, Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   404 132 102
                                   -----------
                                 (CUSIP Number)

                               Stephen J. Lockwood
                         401 Edgewater Place, Suite 400
                               Wakefield, MA 01880
                                 (617) 245-4559
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 24, 1996
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 404 132 102                                  Page   2   of   7   pages

- ------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen J. Lockwood

- ------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                       (b) [X]

- ------- ------------------------------------------------------------------------
  3     SEC USE ONLY

- ------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00
- ------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
- ------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

- --------------------------------------------------------------------------------
                           7    SOLE VOTING POWER


       NUMBER OF                4,054,690

                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 4,054,690
                          ----- ------------------------------------------------
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                0
- ------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,054,690
- ------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
- ------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                11.7%
- ------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        IN

- --------------------------------------------------------------------------------




CUSIP No. 404 132 102                                  Page   3   of   7   pages


ITEM 1.  SECURITY AND ISSUER.

         Common stock, $1.00 par value per share

         HCC Insurance Holdings, Inc.
         13403 Northwest Freeway
         Houston, Texas 77040-6094

ITEM 2.  IDENTITY AND BACKGROUND.

         (A)      NAME.

                  Stephen J. Lockwood

         (B)      BUSINESS ADDRESS.

                  LDG Management Company Incorporated
                  401 Edgewater Place, Suite 400
                  Wakefield, Massachusetts 01880

         (C)      PRESENT PRINCIPAL OCCUPATION.

                  President, HCC Insurance Holdings, Inc.
                  President, and Chairman of the Board,
                  LDG Management Company Incorporated

         (D)      CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

                  Not applicable

         (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

                  Not applicable

         (F)      CITIZENSHIP.

                  United States of America




CUSIP No. 404 132 102                                  Page   4   of   7   pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A total of 3,941,565 shares of the aggregate of 4,054,690 shares of the Common Stock (the "Common Stock") of HCC Insurance Holdings, Inc. ("HCCH") owned by Mr. Lockwood were acquired as consideration for the merger (the "Merger") of Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of HCCH ("Merger Sub") with and into LDG Management Company
Incorporated, a Massachusetts corporation ("LDG"). As a result of the Merger, Merger Sub disappeared as a separate corporate entity with the business of LDG to continue as part of HCCH in the form of a wholly-owned subsidiary of HCCH. Prior to the Merger, Mr. Lockwood owned 56,764.848 shares of the common stock of LDG, or 63.1%. Additionally, prior to the Merger, Mr. Lockwood owned 110,625 shares of HCCH Common Stock (excluding 2,500 shares subject to currently exercisable options) and served as a member of the HCCH Board of Directors. Mr. Lockwood abstained from the HCCH's Board of Directors' consideration of and vote on the Plan of Reorganization (as subsequently defined) and the Merger.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares of Common Stock acquired by Mr. Lockwood pursuant to the Merger were acquired solely as consideration for the Merger and as an investment by Mr. Lockwood in HCCH. Under the Plan of Reorganization, upon the consummation of the Merger, Mr. Lockwood was elected to the office of the President of HCCH and continues to serve as a member of the Board of Directors of HCCH.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.


         (A)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
                  OWNED:

                                            4,054,690 or 11.7%

         (B)      NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

                           SOLE POWER TO VOTE OR DIRECT THE VOTE:

                                            4,054,690

                           SHARED POWER TO VOTE OR DIRECT THE VOTE:

                                            Not applicable

                           SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                                            4,054,690



CUSIP No. 404 132 102                                  Page   5   of   7   pages

                           SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                                            Not applicable

         (C)      TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

                  On May 24, 1996 the Merger was  consummated  and Mr.  Lockwood
                  received  3,941,565   shares   of   HCCH   Common   Stock   as
                  consideration in such Merger.

         (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

                                            Not applicable

         (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

                                            Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of February 22, 1996, HCCH, LDG, certain affiliated companies of LDG, Mr. Lockwood, Mr. Walter L. Suydam and Merger Sub entered into an Agreement and Plan of Reorganization (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, Merger Sub merged with and into LDG with LDG as the surviving corporation. Upon consummation of the Merger, Mr. Lockwood received 69.4367 shares of HCCH Common Stock for each share of his 56,764.848 shares of LDG common stock, or an aggregate of 3,941,565 shares of HCCH Common Stock. Under the Plan of Reorganization, upon consummation of the Merger, Mr. Lockwood was elected to the office of President of HCCH and retained his seat on the HCCH Board of Directors.

         In addition, as of May 24, 1996 Mr. Lockwood entered into an Affiliates Agreement pursuant to which he has agreed not to dispose of his shares of HCCH Common Stock received in the Merger until HCCH publicly releases its first report of quarterly financial statements that include the combined financial statements of LDG and HCCH for a period of at least 30 days of combined operations. Pursuant to such agreement, Mr. Lockwood has (i) also agreed that he has no present plan or intention to sell or otherwise dispose of more than 50% of the shares of HCCH Common Stock that he receives in the Merger; (ii) acknowledged the resale restrictions imposed by Rule 145 promulgated under the Securities Act on shares received by him in the Merger; and (iii) made certain representations required by HCCH pertaining to the "continuity of interest" requirements for a tax-free reorganization.




CUSIP No. 404 132 102                                  Page   6   of   7   pages


ITEM 7.  EXHIBITS.

         (A) AGREEMENT AND PLAN OF REORGANIZATION DATED AS OF FEBRUARY 22, 1996 BY AND AMONG HCC INSURANCE HOLDINGS, INC., MERGER SUB, INC., LDG MANAGEMENT COMPANY INCORPORATED, SRRF MANAGEMENT INCORPORATED, MEDICAL REINSURANCE UNDERWRITERS INCORPORATED, LDG WORLDWIDE LIMITED, AND LDG INSURANCE AGENCY INCORPORATED, STEPHEN J. LOCKWOOD AND WALTER L. SUYDAM.

         (B) AFFILIATES AGREEMENT DATED AS OF MAY 24, 1996 BY AND BETWEEN STEPHEN J. LOCKWOOD AND HCC INSURANCE HOLDINGS, INC.






                   [Signature appears on the following page.]



CUSIP No. 404 132 102                                  Page   7   of   7   pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       May 31, 1996
                                              ----------------------------------
                                                           (Date)

                                              /s/ Stephen J. Lockwood
                                              ----------------------------------
                                                         (Signature)